UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 6, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated August 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 6, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS REPORTS

SECOND QUARTER 2015 RESULTS

Highlights

•	Generated distributable cash flow of $58.3 million in the second quarter of 2015, an increase of 45 percent from the second quarter of 2014.

•

Declared second quarter 2015 cash distribution of $0.5384 per common unit; management intends to recommend to the Partnership’s Board of Directors a distribution increase of four percent commencing in the third quarter of 2015.

•	Second quarter 2015 cash distribution coverage ratio of 1.06x compared with 0.79x for the same quarter of the prior year.

•	Completed and fully financed the $1.26 billion accretive acquisition of the Knarr FPSO on July 1, 2015.

•	The Partnership’s first UMS, the Arendal Spirit, commenced its three-year charter contract in June 2015.

•	In June 2015, was awarded strategic contract to provide shuttle tanker services to the East Coast of Canada; ordered three shuttle tanker newbuildings to service the contract.

•	In June 2015, the contract period of the Petrojarl Varg FPSO was extended for an additional three years.

•	Total liquidity of approximately $328 million as at August 1, 2015.

Hamilton, Bermuda, August 6, 2015 – Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2015. During the second quarter of 2015, the Partnership generated distributable cash flow(1) of $58.3 million, compared to $40.1 million in the same period of the prior year. The increase in distributable cash flow was primarily due to the acquisition of five long-distance towing and offshore installation vessels during the first half of 2015, the commencement of the Arendal Spirit Unit for Maintenance and Safety (UMS) charter contract in early-June 2015, the commencement of the Suksan Salamander floating storage and offtake (FSO) unit charter contract in August 2014, an increase in revenues from the floating production, storage and offloading (FPSO) fleet due to higher production and charter rates, and lower vessel operating expenses. These increases were partially offset by the sale of the two older shuttle tankers, the Navion Norvegia in October 2014 (which is being converted for the Partnership’s 50 percent-owned Libra FPSO project) and the Navion Svenita in March 2015.

On July 2, 2015, the Partnership declared a cash distribution of $0.5384 per unit for the quarter ended June 30, 2015. The cash distribution will be paid on August 14, 2015 to all unitholders of record on July 14, 2015.

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay Offshore Partners L.P.      Investor Relations Tel: +1 604 844-6654      www.teekayoffshore.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“This was a successful quarter for Teekay Offshore as we commenced a new charter and completed previously announced acquisitions, which helped the Partnership generate strong cash flow again this quarter and resulted in a coverage ratio of 1.06,” stated Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. “On July 1st, we also completed the purchase of the Knarr FPSO, the Partnership’s largest acquisition to date, which along with our other recent growth initiatives, are expected to drive further distributable cash flow increases in future quarters. This includes our first UMS, which commenced its three-year charter with Petrobras in Brazil in early-June, and our recently acquired towage vessels, which are off to a strong start with high utilization during the second quarter. As a result of these growth initiatives, we intend to recommend to the Partnership’s Board of Directors that Teekay Offshore increase its cash distribution by four percent, commencing in the third quarter of 2015.”

“I am also pleased to report that during the past quarter the Partnership secured new business in our offshore logistics segment, which expands our franchise into a promising new offshore oil production market,” Mr. Evensen continued. “In June, we secured strategic long-term contracts with a group of strong counterparties to be the sole provider of shuttle tanker services in the growing Eastern Canada offshore market, which enhances our expected distributable cash flow growth profile beyond 2017”.

Mr. Evensen added, “Teekay Offshore’s cash flows are stable and growing, supported by a large and diversified portfolio of long-term, fee-based contracts of $8.4 billion in forward revenues with an average remaining contract duration of over five years and no direct commodity price exposure. Despite the current volatility in the energy markets, the long-term fundamentals of the offshore oil production market remain attractive. With a strong pipeline of contracted growth projects and access to competitive bank financing and multiple capital markets, we believe the Partnership is well-positioned for further distributable cash flow growth.”

Summary of Recent Events

Completed Acquisition of Knarr FPSO

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract is being serviced by a newbuilding FPSO unit, the Petrojarl Knarr (Knarr), which commenced its charter contract with BG in March 2015 on partial charter rate. In June 2015, the Knarr completed its operational testing and commenced its full charter rate and on July 1, 2015, the Partnership completed the acquisition of the Knarr from Teekay Corporation. The purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.26 billion, was fully financed through the assumption of an existing $745 million long-term debt facility, $300 million of common equity units issued to Teekay Corporation, and $250 million of convertible preferred units issued in a private placement.

Delivery of Arendal Spirit UMS and Deferred Delivery of UMS Newbuildings

In August 2014, the Partnership acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market and providing units for maintenance and safety. Prior to being acquired by the Partnership, Logitel secured a three-year fixed-rate time-charter contract, plus extension options, with Petrobras in Brazil for the first UMS, the Arendal Spirit, which commenced its three-year charter contract on June 7, 2015.

During the second quarter of 2015, the Partnership exercised its options to defer delivery of its second UMS newbuilding by up to one year, and the delivery and all related construction work by 120 days for its third UMS. The Partnership expects to secure charter contracts for these newbuildings prior to their respective current scheduled deliveries in the third quarter of 2016 and the second quarter of 2017.

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Awarded Strategic East Coast Canada Shuttle Tanker Contract

In early-June 2015, the Partnership entered into new long-term contracts with a group of companies that includes Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy, to provide shuttle tanker services in the East Coast of Canada. These 15-year contracts, plus extension options, are initially being serviced by three third-party owned shuttle tankers currently operating in the East Coast of Canada, which are in-chartered by the Partnership. One of these vessels is expected to be replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with the contract award, the Partnership has entered into shipbuilding contracts to construct three, Suezmax-size, dynamic positioning 2 (DP2) shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $370 million, with an option to order one additional vessel should a fourth vessel be required. The three ordered vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018.

Petrojarl Varg FPSO Contract Extension

In June 2015, the charterer of the Petrojarl Varg FPSO unit, Talisman Energy Norge AS, exercised an option to extend the contract period of the unit for an additional three years through June 30, 2019. The charterer has one remaining option to extend the contract period for a further three years.

Delivery of Towage Vessels

In late-October 2014, the Partnership, through its wholly-owned subsidiary, ALP Maritime Services B.V. (ALP), agreed to acquire six, modern on-the-water, long-distance towing and offshore installation vessels for approximately $220 million. Five vessels were delivered during the first half of 2015 and the sixth vessel delivered in early-July 2015. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities, allowing them to be used for towage, station-keeping, installation and decommissioning of large floating objects such as FPSO units and floating drilling rigs.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $39.5 million for the quarter ended June 30, 2015, compared to $23.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $64.8 million and decreasing net income by $29.2 million for the quarters ended June 30, 2015 and 2014, respectively, primarily relating to unrealized gains and losses on derivative instruments, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $104.2 million for the second quarter of 2015, compared to net loss attributable to the partners of $5.5 million in the same period of the prior year. Net revenues(2) increased to $235.0 million for the second quarter of 2015, compared to $215.1 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months ended June 30, 2015 increased from the same period in the prior year mainly due to: the acquisition of five long-distance towing and offshore installation vessels during the first half of 2015; the Arendal Spirit UMS starting its charter contract in early-June 2015; the Suksan Salamander FSO commencing its charter contract in August 2014; an increase in revenues from the FPSO fleet due to higher production and charter rates; and a reduction in operating expenses. These increases were partially offset by the sale of the Navion Norvegia in October 2014 and the sale of the Navion Svenita in March 2015.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s six segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment, the Conventional Tanker segment, and two new segments, the Towage segment and the UMS segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendices C through F for further details).

	Three Months Ended June 30, 2015 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Net revenues(2)	113,925	86,246	14,075	7,598	9,512	3,686	235,042
Vessel operating expenses	(31,125)	(33,556)	(6,921)	(1,514)	(3,696)	(1,123)	(77,935)
Time-charter hire expense	(10,762)	—	—	—	—	—	(10,762)
Depreciation and amortization	(26,795)	(19,844)	(2,974)	(1,676)	(2,174)	(401)	(53,864)

CFVO from consolidated vessels(3)	63,853	43,193	7,945	5,577	4,979	1,924	127,471
CFVO from equity accounted vessel(4)	—	6,629	—	—	—	—	6,629
Total CFVO(3)(4)	63,853	49,822	7,945	5,577	4,979	1,924	134,100

	Three Months Ended June 30, 2014 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Net revenues(2)	112,129	83,984	11,524	7,412	97	215,146
Vessel operating expenses	(39,715)	(39,472)	(7,532)	(1,465)	—	(88,184)
Time-charter hire expense	(4,975)	—	—	—	—	(4,975)
Depreciation and amortization	(27,378)	(18,186)	(1,298)	(1,612)	—	(48,474)

CFVO from consolidated vessels(3)	61,664	33,606	3,966	5,635	(2,097)	102,774
CFVO from equity accounted vessel(4)	—	7,135	—	—	—	7,135
Total CFVO(3)(4)	61,664	40,741	3,966	5,635	(2,097)	109,909

(1)	The Partnership acquired 100 percent of the outstanding shares of Logitel during the third quarter of 2014 and operations began in the second quarter of 2015.
(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(3)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, and includes the realized gains and losses on the settlement of foreign exchange forward contracts and adjustments for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(4)

CFVO from equity accounted vessel represents the Partnership’s proportionate share of CFVO from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessel (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $63.9 million for the second quarter of 2015 compared to $61.7 million for the same period of the prior year, primarily due to higher charter rates and more days trading in the conventional tanker spot market, and lower operating expenses due to the strengthening of the U.S. Dollar associated with foreign-denominated expenditures, the timing of maintenance programs and lower crewing expenses following a change in crew composition. These increases were partially offset by the sale of the Navion Norvegia in October 2014 to a 50 percent-owned joint venture company of the Partnership (which vessel is currently being converted into an FPSO unit) and the sale of the Navion Svenita in March 2015.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment (which also includes the results from one equity-accounted FPSO unit), increased to $49.8 million for the second quarter of 2015 compared to $40.7 million for the same period of the prior year, primarily due to lower operating expenses as a result of the strengthening of the U.S. Dollar associated with foreign-denominated expenditures, an increase in revenues from the Voyageur Spirit FPSO due to higher production during the first half of 2015 and higher revenue from the Cidade de Rio das Ostras FPSO unit due to an increase in charter rates commencing in the fourth quarter of 2014.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $7.9 million in the second quarter of 2015 compared to $4.0 million for the same period of the prior year, primarily due to the Suksan Salamander FSO, which commenced its charter contract in August 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment of $5.6 million for the second quarter of 2015 was consistent with the same period of the prior year.

Towage Segment

Cash flow from vessel operations from the Partnership’s Towage segment of $5.0 million for the second quarter of 2015 relates to the five long-distance towing and offshore installation vessels acquired during the first half of 2015. Cash flow used for vessel operations of $2.1 million for the second quarter of 2014 primarily related to fees paid to Teekay Corporation in connection with the acquisition of ALP.

UMS Segment

Cash flow from vessel operations from the Partnership’s UMS segment of $1.9 million for the second quarter of 2015 relates to the Arendal Spirit UMS, which commenced its charter contract with Petrobras on June 7, 2015.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of August 1, 2015.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions		Total
Shuttle Tanker Segment	30	(i)(ii)	4	3	(iii)	37
FPSO Segment	6	(iv)	—	2	(v)	8
FSO Segment	6		—	1	(vi)	7
Conventional Segment	4		—	—		4
Towage Segment	6		—	4	(vii)	10
UMS Segment	1		—	2	(viii)	3

Total	53		4	12		69

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one shuttle tanker in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes one HiLoad DP unit.
(iii)

Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in the fourth quarter of 2017 through the first half of 2018 for employment under the East Coast of Canada contract.

(iv)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project.
(vi)	Consists of the 67-percent owned shuttle tanker, the Randgrid, which is being converted into an FSO unit for use with the Gina Krog FSO project.
(vii)	Consists of four long-distance towing and offshore installation vessel newbuildings scheduled to deliver in 2016.
(viii)	Consists of two UMS newbuildings scheduled to deliver in the third quarter of 2016 and the second quarter of 2017.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100 million. As at June 30, 2015, the Partnership had sold approximately 300,000 common units under the COP, generating proceeds of approximately $10.0 million (including the Partnership’s general partner’s two percent proportionate capital contribution and net of offering costs). The Partnership did not sell any common units under the COP during the second quarter of 2015.

In April 2015, the Partnership completed a $125 million 8.5 percent perpetual preferred unit public offering, raising net proceeds of approximately $120.8 million. The net proceeds from the public offering were used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

In July 2015, the Partnership completed a $250 million, 8.6 percent convertible preferred unit private placement. The proceeds from the private placement were used to partially finance the acquisition of the Knarr FPSO from Teekay Corporation.

As of August 1, 2015, the Partnership had total liquidity of approximately $328 million.

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Conference Call

The Partnership plans to host a conference call on Thursday, August 6, 2015 at noon (ET) to discuss the results for the second quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-505-9568 or 416-204-9271, if outside North America, and quoting conference ID code 1569103.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

A supporting Second Quarter 2015 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and available until Thursday, August 20, 2015. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 1569103.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry, primarily focusing on the growing deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $4.4 billion, comprised of 69 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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Teekay Offshore Partners L.P.

Summary Consolidated Statements of Income (Loss)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	255,758	250,911	241,402	506,669	500,636

Voyage expenses	(20,716)	(22,517)	(26,256)	(43,233)	(59,710)
Vessel operating expenses	(77,935)	(74,034)	(88,184)	(151,969)	(176,314)
Time-charter hire expense	(10,762)	(6,983)	(4,975)	(17,745)	(16,387)
Depreciation and amortization	(53,864)	(53,604)	(48,474)	(107,468)	(96,962)
General and administrative	(14,202)	(14,880)	(18,054)	(29,082)	(32,903)
(Write-down) and gain on sale of vessels	(500)	(13,853)	—	(14,353)	—
Restructuring (charge) recovery	(135)	—	821	(135)	262

Income from vessel operations	77,644	65,040	56,280	142,684	118,622

Interest expense	(24,741)	(23,183)	(21,568)	(47,924)	(40,488)
Interest income	135	134	190	269	367
Realized and unrealized gains (losses) on derivative instruments(1)	42,282	(51,648)	(38,144)	(9,366)	(74,776)
Equity income	9,720	4,091	2,388	13,811	6,091
Foreign currency exchange gain (loss)(2)	2,789	(7,076)	(2,836)	(4,287)	(3,611)
Other income – net	388	259	72	647	462

Income (loss) before income tax expense	108,217	(12,383)	(3,618)	95,834	6,667
Income tax expense	(353)	(845)	(182)	(1,198)	(1,445)

Net income (loss)	107,864	(13,228)	(3,800)	94,636	5,222

Non-controlling interests in net income (loss)	3,638	3,998	1,654	7,636	3,333
Preferred unitholders’ interest in net income (loss)	4,791	2,719	2,719	7,510	5,438
General Partner’s interest in net income (loss)	6,153	3,764	3,696	9,917	7,639
Limited partners’ interest in net income (loss)	93,282	(23,709)	(11,869)	69,573	(11,188)
Weighted-average number of common units:
– basic	92,413,598	92,391,826	85,529,102	92,402,772	85,492,401
– diluted	92,457,480	92,391,826	85,529,102	92,470,600	85,492,401
Total number of common units outstanding at end of period	92,413,598	92,413,598	85,681,495	92,413,598	85,681,495

(1)

Realized losses on derivative instruments relate to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Realized (losses) gains relating to:
Interest rate swaps	(11,775)	(12,298)	(13,997)	(24,073)	(28,060)
Foreign currency forward contracts	(2,571)	(3,253)	196	(5,824)	(302)

	(14,346)	(15,551)	(13,801)	(29,897)	(28,362)

Unrealized gains (losses) relating to:
Interest rate swaps	50,415	(31,001)	(22,985)	19,414	(47,093)
Foreign currency forward contracts	6,213	(5,096)	(1,358)	1,117	679

	56,628	(36,097)	(24,343)	20,531	(46,414)

Total realized and unrealized gains (losses) onderivative instruments	42,282	(51,648)	(38,144)	(9,366)	(74,776)

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(2)

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership received (paid) to settle its non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million of unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million of unsecured bonds in 2014 maturing in 2019. Foreign currency exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Realized losses on cross currency swaps	(1,953)	(2,380)	(38)	(4,333)	(22)
Unrealized gains (losses) on cross currency swaps	12,525	(32,201)	(14,267)	(19,676)	(6,692)
Unrealized (losses) gains on revaluation of NOK bonds	(9,512)	29,392	11,431	19,880	2,301

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Teekay Offshore Partners L.P.

Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at	As at	As at
	June 30, 2015	March 31, 2015	December 31, 2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	242,764	278,846	252,138
Restricted cash – current	73,700	69,237	4,704
Accounts receivable	117,085	87,681	103,665
Vessel held for sale	5,000	5,000	—
Net investments in direct financing leases – current	5,501	5,224	4,987
Prepaid expenses	34,503	26,829	30,211
Due from affiliates	37,856	33,032	44,225
Advances to joint venture	—	—	5,225
Other current assets	14,644	4,626	4,626

Total current assets	531,053	510,475	449,781

Restricted cash – long-term	—	735	42,056

Vessels and equipment
At cost, less accumulated depreciation	3,274,888	3,076,643	3,010,689
Advances on newbuilding contracts and conversion costs	252,040	395,945	172,776
Net investments in direct financing leases	14,599	16,088	17,471
Investment in equity accounted joint ventures	74,162	64,061	54,955
Derivative instruments	5,240	1,679	4,660
Deferred tax asset	5,095	5,054	5,959
Other assets	75,224	52,331	51,362
Intangible assets – net	5,400	5,655	6,410
Goodwill	129,145	129,145	129,145

Total assets	4,366,846	4,257,811	3,945,264

LIABILITIES AND EQUITY
Current
Accounts payable	12,902	11,133	15,064
Accrued liabilities	120,438	105,739	68,013
Deferred revenues	25,901	16,197	25,669
Due to affiliates	143,742	125,724	108,941
Current portion of derivative instruments	106,588	125,577	85,318
Current portion of long-term debt	466,952	395,008	258,014
Current portion of in-process revenue contracts	12,779	12,779	12,744

Total current liabilities	889,302	792,157	573,763

Long-term debt	2,195,010	2,311,922	2,178,009
Derivative instruments	236,208	282,812	257,754
In-process revenue contracts	69,450	72,628	75,805
Other long-term liabilities	60,033	55,178	44,238

Total liabilities	3,450,003	3,514,697	3,129,569

Redeemable non-controlling interest	10,481	12,059	12,842

Equity
Limited partners – common units (92.4 million units issued and outstanding at June 30, 2015 and December 31, 2014, respectively)	562,624	516,674	589,165
Limited partners – preferred units (11.0 million and 6.0 million units issued and outstanding at June 30, 2015 and December 31, 2014, respectively)	265,613	144,800	144,800
General Partner	20,498	19,560	21,038

Partners’ equity	848,735	681,034	755,003

Non-controlling interests	57,627	50,021	47,850

Total equity	906,362	731,055	802,853

Total liabilities and total equity	4,366,846	4,257,811	3,945,264

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Teekay Offshore Partners L.P.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	94,636	5,222
Non-cash items:
Unrealized (gain) loss on derivative instruments	(855)	53,106
Equity income	(13,811)	(6,091)
Depreciation and amortization	107,468	96,962
Write-down and (gain) on sale of vessels	14,353	—
Deferred income tax expense (recovery)	571	(223)
Amortization of in-process revenue contracts	(6,320)	(6,320)
Foreign currency exchange (gain) loss and other	(39,269)	371
Change in non-cash working capital items related to operating activities	15,192	(96,617)
Expenditures for dry docking	(5,145)	(9,468)

Net operating cash flow	166,820	36,942

FINANCING ACTIVITIES
Proceeds from long-term debt	410,374	720,443
Scheduled repayments of long-term debt	(150,949)	(241,223)
Prepayments of long-term debt	(13,606)	(302,413)
Debt issuance costs	(4,554)	(10,094)
Decrease in restricted cash	15,140	—
Proceeds from issuance of common units	—	7,784
Proceeds from issuance of preferred units	125,000	—
Expenses relating to equity offerings	(4,187)	(153)
Cash distributions paid by the Partnership	(115,460)	(107,197)
Settlement of contingent consideration liability	(3,303)	—
Cash distributions paid by subsidiaries to non-controlling interests	(5,720)	(5,718)
Equity contribution from joint venture partner	5,500	22,017
Indemnification on Voyageur Spirit FPSO from Teekay Corporation	—	3,474
Other	579	397

Net financing cash flow	258,814	87,317

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(404,033)	(92,084)
Increase in restricted cash(1)	(42,080)	—
Proceeds from sale of vessels and equipment	8,918	—
Repayment from joint ventures	5,225	—
Direct financing lease payments received	2,358	2,582
Investment in equity accounted joint ventures	(5,396)	—
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	—	(2,322)

Net investing cash flow	(435,008)	(91,824)

(Decrease) increase in cash and cash equivalents	(9,374)	32,435
Cash and cash equivalents, beginning of the period	252,138	219,126

Cash and cash equivalents, end of the period	242,764	251,561

(1)

Increase in restricted cash for the six months ended June 30, 2015 relates to cash held in escrow related to a holdback on the purchase price of five towing and offshore installation vessels during the period.

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Teekay Offshore Partners L.P.

Appendix A – Specific Items Affecting Net Income (Loss)

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	107,864	(3,800)
Adjustments:
Net income attributable to non-controlling interests	(3,638)	(1,654)

Net income (loss) attributable to the partners	104,226	(5,454)
Add (subtract) specific items affecting net income (loss):
Foreign currency exchange (gains) losses(1)	(4,742)	2,798
Unrealized (gains) losses on derivative instruments(2)	(63,365)	25,237
Write-down and (gain) on sale of vessels(3)	500	—
Pre-operational costs(4)	2,354	—
Acquisition, restructuring charges and other (5)	135	779
Non-controlling interests’ share of items above(6)	342	401

Total adjustments	(64,776)	29,215

Adjusted net income attributable to the partners	39,450	23,761

(1)

Foreign currency exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps for outstanding Norwegian bonds of the Partnership and excludes the realized gains and losses relating to the cross currency swaps.

(2)

Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO and Libra FPSO equity accounted joint ventures.

(3)	Write-down and (gain) on sale of vessels for the three months ended June 30, 2015 includes the expiration of one UMS newbuilding order option.
(4)

Reflects the realized gains (losses) on interest rate swaps and foreign currency forward contracts relating to upgrade costs on the Petrojarl 1 FPSO unit, conversion costs on the Gina Krog FSO project and construction costs on the Arendal Spirit UMS, as well as depreciation and amortization expense relating to the Petrojarl 1 FPSO unit while undergoing conversion.

(5)

Other items for the three months ended June 30, 2015 relates to seafarer redundancy costs. Other items for the three months ended June 30, 2014 primarily includes fees of $1.6 million associated with the Partnership’s acquisition of ALP and a restructuring charge reimbursement of $0.8 million relating to the reorganization of the Partnership’s shuttle tanker marine operations, which were completed by June 2013.

(6)

Items affecting net income (loss) include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Offshore Partners L.P.

Appendix B – Reconciliation of Non-GAAP Financial Measure

Distributable Cash Flow

(in thousands of U.S. dollars)

Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments, distributions on our preferred units, vessel and business acquisition costs, pre-operational costs, estimated maintenance capital expenditures, gain on sale and write-down of vessels, unrealized gains and losses from derivatives, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income (loss) for the quarters ended June 30, 2015 and June 30, 2014, respectively.

	Three Months Ended
	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)
Net income (loss)	107,864	(3,800)

Add (subtract):
Depreciation and amortization	53,864	48,474
Distributions relating to equity financing of newbuildings and conversion costs	5,433	2,184
Partnership’s share of equity accounted joint venture’s distributable cash flow net of estimated maintenance capital expenditures(1)	4,143	4,292
Write-down of vessel	500	—
Distributions relating to preferred units	(4,791)	(2,719)
Equity income from joint ventures	(9,720)	(2,388)
Estimated maintenance capital expenditures(1)	(29,483)	(28,354)
Unrealized (gains) losses on derivative instruments(2)	(56,628)	24,343
Foreign currency exchange and other, net	(6,819)	2,517

Distributable Cash Flow before Non-Controlling Interests	64,363	44,549
Non-controlling interests’ share of DCF	(6,092)	(4,412)

Distributable Cash Flow	58,271	40,137

Total Distributions	55,019	51,011

Coverage Ratio(3)	1.06	0.79

(1)

Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended June 30, 2015 and 2014 were $1.0 million and $1.0 million, respectively.

(2)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

(3)	Coverage ratio represents distributable cash flow divided by total distributions.

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Teekay Offshore Partners L.P.

Appendix C – Reconciliation of Non-GAAP Financial Measure

Net Revenues

(in thousands of U.S. dollars)

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2015
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Revenues	132,900	86,246	14,165	8,245	10,516	3,686	255,758
Voyage expenses	(18,975)	—	(90)	(647)	(1,004)	—	(20,716)

Net revenues	113,925	86,246	14,075	7,598	9,512	3,686	235,042

	Three Months Ended June 30, 2014
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Revenues	137,042	83,984	11,673	8,600	103	241,402
Voyage expenses	(24,913)	—	(149)	(1,188)	(6)	(26,256)

Net revenues	112,129	83,984	11,524	7,412	97	215,146

(1)	The Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS during the third quarter of 2014 and operations began in the second quarter of 2015.

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Teekay Offshore Partners L.P.

Appendix D – Supplemental Segment Information

(in thousands of U.S. dollars)

	Three Months Ended June 30, 2015
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Net revenues (See Appendix C)	113,925	86,246	14,075	7,598	9,512	3,686	235,042
Vessel operating expenses	(31,125)	(33,556)	(6,921)	(1,514)	(3,696)	(1,123)	(77,935)
Time-charter hire expense	(10,762)	—	—	—	—	—	(10,762)
Depreciation and amortization	(26,795)	(19,844)	(2,974)	(1,676)	(2,174)	(401)	(53,864)
General and administrative	(6,788)	(5,011)	(420)	(507)	(837)	(639)	(14,202)
Write-down of vessel	—	—	—	—	—	(500)	(500)
Restructuring charge	(135)	—	—	—	—	—	(135)

Income from vessel operations	38,320	27,835	3,760	3,901	2,805	1,023	77,644

	Three Months Ended June 30, 2014
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Net revenues (See Appendix C)	112,129	83,984	11,524	7,412	97	215,146
Vessel operating expenses	(39,715)	(39,472)	(7,532)	(1,465)	—	(88,184)
Time-charter hire expense	(4,975)	—	—	—	—	(4,975)
Depreciation and amortization	(27,378)	(18,186)	(1,298)	(1,612)	—	(48,474)
General and administrative	(6,532)	(7,989)	(1,027)	(312)	(2,194)	(18,054)
Restructuring recovery	821	—	—	—	—	821

Income from vessel operations	34,350	18,337	1,667	4,023	(2,097)	56,280

(1)	The Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS during the third quarter of 2014 and operations began in the second quarter of 2015.

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Teekay Offshore Partners L.P.

Appendix E – Reconciliation of Non-GAAP Financial Measure

Cash Flow From Vessel Operations From Consolidated Vessels

(in thousands of U.S. dollars)

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, and includes the realized gains and losses on the settlement of foreign exchange forward contracts and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2015
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Income from vessel operations (See Appendix D)	38,320	27,835	3,760	3,901	2,805	1,023	77,644
Depreciation and amortization	26,795	19,844	2,974	1,676	2,174	401	53,864
Realized losses from the settlements of non-designated foreign exchange forward contracts	(1,262)	(1,309)	—	—	—	—	(2,571)
Amortization of non-cash portion of revenue contracts	—	(3,177)	—	—	—	—	(3,177)
Write-down of vessel	—	—	—	—	—	500	500
Falcon Spirit revenue accounted for as direct financing lease	—	—	(942)	—	—	—	(942)
Falcon Spirit cash flow from time-charter contracts	—	—	2,153	—	—	—	2,153

Cash flow from vessel operations from consolidated vessels	63,853	43,193	7,945	5,577	4,979	1,924	127,471

	Three Months Ended June 30, 2014
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Income from vessel operations (See Appendix D)	34,350	18,337	1,667	4,023	(2,097)	56,280
Depreciation and amortization	27,378	18,186	1,298	1,612	—	48,474
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(64)	260	—	—	—	196
Amortization of non-cash portion of revenue contracts	—	(3,177)	—	—	—	(3,177)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,141)	—	—	(1,141)
Falcon Spirit cash flow from time-charter contracts	—	—	2,142	—	—	2,142

Cash flow from (used for) vessel operations from consolidated vessels	61,664	33,606	3,966	5,635	(2,097)	102,774

(1)	The Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS during the third quarter of 2014 and operations began in the second quarter of 2015.

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Teekay Offshore Partners L.P.

Appendix F – Reconciliation of Non-GAAP Financial Measure

Cash Flow From Vessel Operations From Equity Accounted Vessel

(in thousands of U.S. dollars)

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014
	(unaudited)		(unaudited)

	At 100%	Partnership’s 50%	At 100%	Partnership’s 50%
Voyage revenues	20,174	10,087	20,838	10,419
Vessel and other operating expenses	(6,915)	(3,458)	(6,568)	(3,284)
Depreciation and amortization	(4,422)	(2,211)	(4,717)	(2,359)

Income from vessel operations of equity accounted vessel	8,837	4,418	9,553	4,776

Net interest expense	(1,650)	(825)	(2,044)	(1,022)
Realized and unrealized gains (losses) on derivative instruments(1)	12,269	6,135	(2,646)	(1,323)
Foreign currency exchange gain	—	—	150	75

Total other items	10,619	5,310	(4,540)	(2,270)

Net income / equity income of equity accounted vessel before income tax expense	19,456	9,728	5,013	2,506
Income tax expense	(16)	(8)	(237)	(118)

Net income / equity income of equity accounted vessel	19,440	9,720	4,776	2,388

Income from vessel operations of equity accounted vessel	8,837	4,418	9,553	4,776
Depreciation and amortization	4,422	2,211	4,717	2,359

Cash flow from vessel operations from equity accounted vessel	13,259	6,629	14,270	7,135

(1)

Realized and unrealized gains (losses) on derivative instruments for the three months ended June 30, 2015 includes the Partnership’s 50% share of a total unrealized gain of $11.6 million related to an interest rate swap for the Libra FPSO conversion project.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: a potential cash distribution increase in the third quarter of 2015; the impact of the Knarr FPSO, the Partnership’s first UMS and the acquired towage vessels on the Partnership’s distributable cash flow; the accretive nature of the Knarr FPSO acquisition; the offshore market growth potential in the East Coast of Canada; the impact of the East Coast Canada shuttle tanker project on the Partnership’s distributable cash flow; the Partnership’s expected future revenues and remaining average contract duration; fundamentals in the offshore industry; the timing of newbuilding, conversion and upgrade vessel or offshore unit deliveries and commencement of their respective charter contracts; the estimated cost of building vessels; the Partnership’s access to competitive bank financing and multiple capital markets; and the impact of growth projects on the Partnership’s distributable cash flow. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of time-charters; failure by the Partnership’s Board of Directors to approve future distribution increases; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets and complete organic growth projects; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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